Mail Stop 6010


	April 11, 2006


Alan J. Levy, Ph.D.
President and Chief Executive Officer
Northstar Neuroscience, Inc.
2401 Fourth Avenue, Suite 300
Seattle, Washington 98121

Re:	Northstar Neuroscience, Inc.
	Amendment No. 1 to Registration Statement on Form S-1
	Filed March 29, 2006
	Registration No. 333-132135

Dear Dr. Levy:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Graphics

1. Please increase the font size of the cautionary language that appears in the middle of your graphics so that it is more legible, and clearly state that the product is not yet approved by the FDA.

If we are unable to complete our EVEREST or other trials, or if we experience significant delays..., page 10

2. We note that your expectation as to reaching the primary endpoint of the EVEREST trial has been delayed until the first quarter of 2008. Please elaborate on the material factors that led to this delay.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 31

3. Please refer to our prior comment 10. We see you expanded disclosure for the period through December 31, 2005. Please revise to expand your discussion further through the date of the registration statement.

Principal Shareholders, page 78

4. We note the additional disclosure you have made in response to prior comment 7. Please continue your revisions to identify the natural person(s) with voting or investment control over the shares held by VNI Investors Inc. For example, if voting or investment control over the shares held by those entities is maintained by those company`s respective board of directors, please include appropriate disclosure.

Articles of Incorporation and Bylaw Provisions, page 83

5. We do not see the provisions that you have described in the second to last bullet point of this section in the Amended and Restated
Article of Incorporated that you have filed as Exhibit 3.4.
Please
advise.

Item 17.  Undertakings, page II-4

6. Please include the undertakings in Item 512(a)(5)(ii) and 512(a)(6) of Regulation S-K.

*  *  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any registration statement for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Julie Sherman at (202) 551-3640 or Jay Webb at
(202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3800 with any other
questions.

	Sincerely,



	Peggy A. Fisher
	Assistant Director


cc (via fax):  John M. Steel, Esq.
	Mark F. Hoffman, Esq.
Alan J. Levy, Ph.D.
Northstar Neuroscience, Inc.
April 11, 2006
Page 3